SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                SCHEDULE 13D
                                    UNDER
                     THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 2)*

                           McLEODUSA INCORPORATED
                              (Name of Issuer)

                            CLASS A COMMON STOCK
                       (Title of class of securities)

                                 582266 10 2
                               (CUSIP Number)

                             Richard A. Lumpkin
                            121 South 17th Street
                           Mattoon, Illinois 61938
                                217-235-3366
               (Name, Address, and Telephone Number of person
              authorized to receive notices and communications)

                              October 27, 1998
           (Date of event which requires filing of this statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4),
   check the following box:   [__].


        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


   1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

        Richard A. Lumpkin

   2.   Check the appropriate box if a member of a group:       (a)   [x]
                                                                (b)   [_]





   CUSIP No.   582266 10 2           13D                           Page 2


   3.   SEC Use Only

   4.   Source of Funds:    00

   5.   Check box if disclosure of legal proceedings is required pursuant
        to Item 2(d) or 2(e):                                         [_]

   6.   Citizenship or Place of Organization:
             United States of America

        Number of Shares Beneficially Owned By Each Reporting Person
        With:

   7.   Sole Voting Power:                    0 See Item 5.

   8.   Shared Voting Power:          2,266,681 See Item 5.

   9.   Sole Dispositive Power:               0 See Item 5.

   10.  Shared Dispositive Power:     2,266,681 See Item 5.

   11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                      2,266,681 See Item 5.

   12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                      [_]

   13.  Percent of Class represented by amount in Row (11):
                                      3.6%      See Item 5.

   14.  Type of Reporting Person:     IN





   CUSIP No.   582266 10 2           13D                           Page 3


   1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

        Gail Gawthrop Lumpkin

   2.   Check the appropriate box if a member of a group:       (a)   [x]
                                                                (b)   [_]

   3.   SEC Use Only

   4.   Source of Funds:    00

   5.   Check box if disclosure of legal proceedings is required pursuant
        to Item 2(d) or 2(e):                                         [_]

   6.   Citizenship or Place of Organization:
             United States of America

        Number of Shares Beneficially Owned By Each Reporting Person
        With:

   7.   Sole Voting Power:            311,127   See Item 5.

   8.   Shared Voting Power:                0   See Item 5.

   9.   Sole Dispositive Power:       311,127   See Item 5.

   10.  Shared Dispositive Power:           0   See Item 5.

   11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                      311,127   See Item 5.

   12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                      [_]

   13.  Percent of Class represented by amount in Row (11):
                                      0.5%      See Item 5.

   14.  Type of Reporting Person:     IN





   CUSIP No.   582266 10 2           13D                           Page 4


   1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

        Benjamin I. Lumpkin

   2.   Check the appropriate box if a member of a group:       (a)   [x]
                                                                (b)   [_]

   3.   SEC Use Only

   4.   Source of Funds:    00

   5.   Check box if disclosure of legal proceedings is required pursuant
        to Item 2(d) or 2(e):                                         [_]

   6.   Citizenship or Place of Organization:
             United States of America

        Number of Shares Beneficially Owned By Each Reporting Person
        With:

   7.   Sole Voting Power:            100,000   See Item 5.

   8.   Shared Voting Power:           96,656   See Item 5.

   9.   Sole Dispositive Power:       100,000   See Item 5.

   10.  Shared Dispositive Power:      96,656   See Item 5.

   11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                      196,656   See Item 5.

   12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                      [_]

   13.  Percent of Class represented by amount in Row (11):
                                      0.3%      See Item 5.

   14.  Type of Reporting Person:     IN





   CUSIP No.   582266 10 2           13D                           Page 5


   1. Name of Reporting Persons / I.R.S. Identification Nos. of Above Persons (Entities Only)

        Elizabeth L. Celio

   2.   Check the appropriate box if a member of a group:       (a)   [x]
                                                                (b)   [_]

   3.   SEC Use Only

   4.   Source of Funds:    00

   5.   Check box if disclosure of legal proceedings is required pursuant
        to Item 2(d) or 2(e):                                         [_]

   6.   Citizenship or Place of Organization:
             United States of America

        Number of Shares Beneficially Owned By Each Reporting Person
        With:

   7.   Sole Voting Power:            100,000   See Item 5.

   8.   Shared Voting Power:           96,656   See Item 5.

   9.   Sole Dispositive Power:       100,000   See Item 5.

   10.  Shared Dispositive Power:      96,656   See Item 5.

   11.  Aggregate Amount Beneficially Owned By Each Reporting Person:
                                      196,656   See Item 5.

   12. Check box if the aggregate amount in Row (11) excludes certain shares:
                                      [_]

   13.  Percent of Class represented by amount in Row (11):
                                      0.3%      See Item 5.

   14.  Type of Reporting Person:     IN





   CUSIP No.   582266 10 2           13D                           Page 6


   Item 1.   Security and Issuer.

             This statement relates to the Class A Common Stock, $.01 par value (the "Common Stock"), of McLeodUSA Incorporated, a Delaware corporation (the "Company"), whose principal executive offices are located at 6400 C Street, S.W., P.O. Box 3177, Cedar Rapids, Iowa 52406-3177.

   Item 2.   Identity and Background.

             This statement is being filed by Richard A. Lumpkin, as trustee or settlor, Benjamin I. Lumpkin, as trustee, and Elizabeth L. Celio (aka Elizabeth A. Lumpkin), as trustee of the respective trusts listed opposite such person's name in Item 5 below, and by Gail Gawthrop Lumpkin, individually, (each, a "Reporting Person").

             The name, residence or business address and present principal occupation or employment of each Reporting Person and of each other Former CCI Shareholder (as defined in Item 5 below) are set forth in Schedule A hereto. Similar information for each person who is a director or executive officer of The Lumpkin Foundation (the "Foundation") is also included in Schedule A. Each of the Reporting Persons and each other Former CCI Shareholder is a citizen of the United States of America, except the Foundation, which is a not-for-profit corporation organized under the laws of Illinois. None of the Reporting Persons has and, to the knowledge of the Reporting Persons, none of the other Former CCI Shareholders nor any of the Foundation's directors or executive officers has, during the past five years, been
   (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.   Source and Amount of Funds or Other Consideration.

             Except as otherwise indicated below, trusts of which one or more of the respective Reporting Persons are trustees or settlor (or has power under the applicable trust agreement to direct the vote and investments) as indicated in Item 5 below (the "Trusts") acquired the shares of Common Stock set forth opposite each Reporting Person's name in Item 5 below in exchange for shares of common stock, Series A cumulative preferred shares and/or Series B cumulative preferred shares of Consolidated Communications Inc., an Illinois corporation ("CCI"), pursuant to an Agreement and Plan of Reorganization dated as of June 14, 1997 by and among CCI, the Company and Eastside Acquisition Co. (the "Merger Agreement"). A copy of the Merger Agreement was filed as Exhibit 2.2 to the Company's Current Report on Form 8-K filed June 26, 1997.





   CUSIP No.   582266 10 2           13D                           Page 7


             Pursuant to the terms of the Richard A. Lumpkin 1993 Grantor Retained Annuity Trust of which Benjamin I. Lumpkin and Elizabeth A. Lumpkin were trustees, the Trust terminated on December 31, 1997, and one-half of the shares of Common Stock acquired by the Trust under the Merger Agreement were distributed to each of the Benjamin I. Lumpkin Holdback Trust under the Richard Anthony Lumpkin 1993 Grantor Retained Annuity Trust, and the Elizabeth A. Lumpkin Holdback Trust under the Richard Anthony Lumpkin 1993 Grantor Retained Annuity Trust, of which Benjamin I. Lumpkin and Elizabeth L. Celio are trustees.

             Effective December 31, 1997, (i) Richard A. Lumpkin resigned as sole trustee of each of twelve trusts created under the Mary Green Lumpkin Gallo Trust Agreement dated December 29, 1989 (the "Gallo Trusts"), (ii) Bank One, Texas N.A. was appointed trustee of each Gallo Trust and (iii) Richard A. Lumpkin retained the power to direct the vote and investments by each Gallo Trust.

             Effective December 31, 1997, (i) Richard A. Lumpkin resigned as sole trustee of each of twelve Grandchildren's Trusts created under the Richard Adamson Lumpkin Trust Agreement dated September 5, 1980 (the "Grandchildren's Trusts"), (ii) Bank One, Texas N.A. was appointed trustee of each Grandchildren's Trust and (iii) Richard A. Lumpkin retained the power to direct the vote and investments by each Grandchildren's Trust. The Grandchildren's Trusts continue to hold an aggregate of 377,698 shares of Common Stock.

             On July 23, 1998, 311,127 shares of Common Stock were distributed, from the trust created under the Trust Agreement dated May 13, 1978 f/b/o Richard Anthony Lumpkin, to Gail Gawthrop Lumpkin, a beneficiary of that Trust.

             On September 11, 1998, Richard A. Lumpkin and Christina S. Duncan resigned as trustees under the Trust Agreement dated May 13, 1978 f/b/o Mary Lee Sparks, and Mary Lee Sparks and Steven L. Grissom became the trustees of that trust.

             On October 27, 1998, an aggregate of 1,820,000 shares of Common Stock were distributed by the Gallo Trusts to individual beneficiaries of the respective Trust. Concurrently, also on October 27, 1998, each of such beneficiaries contributed the shares received to one or more newly created charitable remainder unitrusts of which that person is sole trustee, as described under Item 5(c). The Gallo Trusts continue to hold an aggregate of 1,719,512 shares.

   Item 4.   Purpose of Transaction.

             The Trusts acquired the Common Stock in the Merger for investment purposes. After the issuance of the Common Stock pursuant to the Merger Agreement, Richard A. Lumpkin and Robert J. Currey, who were previously directors and executive officers of CCI, were elected
   directors and executive officers of the Company.  Subject to the





   CUSIP No.   582266 10 2           13D                           Page 8


   limited restrictions on disposition of Common Stock existing under the Stockholders Agreement described below, any or all of the shares of Common Stock beneficially owned by each Reporting Person may be sold or otherwise disposed of from time to time. Representatives of the Reporting Persons and other parties to the Stockholders Agreement described below have discussed with the Company the possibility of entering into a new or amended stockholders agreement. It is uncertain whether any such agreement will be reached or what the terms of any such agreement would be. None of the Reporting Persons has any other plans or proposals which relate to or would result in any of the matters enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. See Item 6 below.

   Item 5.   Interest in Securities of Issuer.

             (a) As trustee or settlor (or by virtue of a power under the applicable trust agreement to direct the vote and investments) of the respective Trusts set forth opposite such Reporting Person's name below, Richard A. Lumpkin beneficially owns an aggregate of 2,266,681 shares of Common Stock, which represents approximately 3.6 percent of the 62,894,327 shares of Common Stock reported by the Company as outstanding on July 31, 1998. Gail Gawthrop Lumpkin individually beneficially owns 311,127 shares of Common Stock, which represents approximately 0.5 percent of the shares of Common Stock outstanding on July 31, 1998. Richard A. Lumpkin may also be deemed to be the beneficial owner of the shares of Common Stock owned by his wife, Gail Gawthrop Lumpkin. As trustee of the respective Trusts indicated opposite such Reporting Person's name below, Benjamin I. Lumpkin beneficially owns an aggregate of 196,656 shares of Common Stock, which represents approximately 0.3 percent of the shares of Common Stock outstanding on July 31, 1998. As trustee of the respective Trusts indicated opposite such Reporting Person's name below, Elizabeth L. Celio beneficially owns an aggregate of 196,656 shares of Common Stock, which represents approximately 0.3 percent of the shares of Common Stock outstanding on July 31, 1998.

             The Reporting Persons, together with the other former shareholders of CCI who acquired shares of Common Stock pursuant to the Merger Agreement or who, as described below, received distributions of shares of Common Stock prior to October 25, 1998 (collectively, the "Former CCI Shareholders"), MHC Investment Company, successor by merger to MWR Investments Inc., ("MHC"), Midwest Capital Group, Inc., IES Investments Inc. ("IES"), Clark E. McLeod and Mary E. McLeod, (collectively, the "Principal Stockholders"), are parties to a Stockholders' Agreement dated as of June 14, 1997 and effective September 24, 1997, as amended by Amendment No. 1 to Stockholders' Agreement dated as of September 19, 1997 (together, the "Stockholders Agreement") and, accordingly, comprise a group within the meaning of
   Section 13(d)(3) of the Securities Exchange Act of 1934.





   CUSIP No.   582266 10 2           13D                           Page 9


   Collectively, insofar as is known to the Reporting Persons, this group beneficially owns a total of 36,133,653 shares of Common Stock, which represents 57.5 percent of such shares of Common Stock outstanding on July 31, 1998.

             The following table sets forth information regarding the shares of Common Stock beneficially owned by the Reporting Persons, by the other Former CCI Shareholders and by the other Principal Stockholders. Except as indicated, beneficial ownership by the Reporting Persons and the other Former CCI Shareholders reflects their status as trustees of the respective trusts set forth opposite their names in the table. The information shown in the table with respect to each Principal Stockholder who is not a Former CCI Shareholder is based on the most recent Schedule 13D or Amendment thereto filed by such person that has come to the attention of the Reporting Persons. Reference is made to such filings for further information as to such other Principal Stockholders.





   CUSIP No.   582266 10 2           13D                          Page 10



         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

       Gail Gawthrop Lumpkin   N/A                                      Sole           311,127            0.5

       Mary Lee Sparks and     Trust Agreement dated May 13,           Shared          332,209            0.5
       Steven L. Grissom          1978 f/b/o Mary Lee Sparks

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          23,603             0.0
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Joseph John Keon
       and investments)           III

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          23,603             0.0
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Katherine
       and investments)           Stoddert Keon

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          23,603             0.0
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Lisa Anne Keon
       and investments)

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          23,603             0.0
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Margaret Lynley
       and investments)           Keon

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          23,603             0.0
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Pamela Keon
       and investments)           Vitale

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          23,603             0.0
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Susan Tamara Keon
       and investments)

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          55,088             0.1
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Benjamin Iverson
       and investments)           Lumpkin

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          55,088             0.1
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Elizabeth
       and investments)           Arabella Lumpkin





     CUSIP No.   582266 10 2           13D                          Page 11


         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          31,476             0.1
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Anne Romayne
       and investments)           Sparks

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          31,476             0.1
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Barbara Lee
       and investments)           Sparks

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          31,476             0.1
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o Christina Louise
       and investments)           Sparks

       Bank One, Texas NA;     Richard Adamson Lumpkin                 Shared          31,476             0.1
       Richard A. Lumpkin         Grandchildren's Trust dated
       (power to direct vote      9/5/80 f/b/o John Woodruff
       and investments)           Sparks

       Bank One, Texas NA;     Trust named for Joseph John Keon        Shared          171,291            0.3
       Richard A. Lumpkin         III created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989

       Bank One, Texas NA;     Trust named for Katherine               Shared          171,291            0.3
       Richard A. Lumpkin         Stoddert Keon created under
       (power to direct vote      the Mary Green Lumpkin Gallo
       and investments)           Trust Agreement dated
                                  December 29, 1989

       Bank One, Texas NA;     Trust named for Lisa Anne Keon          Shared          56,291             0.1
       Richard A. Lumpkin         created under the Mary Green
       (power to direct vote      Lumpkin Gallo Trust Agreement
       and investments)           dated December 29, 1989

       Bank One, Texas NA;     Trust named for Margaret Lynley         Shared          156,291            0.2
       Richard A. Lumpkin         Keon created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989

       Bank One, Texas NA;     Trust named for Pamela Keon             Shared          156,291            0.2
       Richard A. Lumpkin         Vitale created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989





     CUSIP No.   582266 10 2           13D                          Page 12


         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

       Bank One, Texas NA;     Trust named for Susan Tamara Keon       Shared          156,291            0.2
       Richard A. Lumpkin         created under the Mary Green
       (power to direct vote      Lumpkin Gallo Trust Agreement
       and investments)           dated December 29, 1989

       Bank One, Texas NA;     Trust named for Benjamin Iverson        Shared          310,965            0.5
       Richard A. Lumpkin         Lumpkin created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989

       Bank One, Texas NA;     Trust named for Elizabeth               Shared          310,965            0.5
       Richard A. Lumpkin         Arabella Lumpkin created under
       (power to direct vote      the Mary Green Lumpkin Gallo
       and investments)           Trust Agreement dated
                                  December 29, 1989

       Bank One, Texas NA;     Trust named for Anne Romayne            Shared          94,959             0.2
       Richard A. Lumpkin         Sparks created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989

       Bank One, Texas NA;     Trust named for Barbara Lee             Shared          44,959             0.1
       Richard A. Lumpkin         Sparks created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989

       Bank One, Texas NA;     Trust named for Christina Louise        Shared          44,959             0.1
       Richard A. Lumpkin         Sparks created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989

       Bank One, Texas NA;     Trust named for John Woodruff           Shared          44,959             0.1
       Richard A. Lumpkin         Sparks created under the Mary
       (power to direct vote      Green Lumpkin Gallo Trust
       and investments)           Agreement dated December 29,
                                  1989

       Benjamin I. Lumpkin     Benjamin I. Lumpkin Holdback            Shared          48,328             0.1
       and Elizabeth L.        Trust under the Richard Anthony
       Celio                   Lumpkin 1993 Grantor Retained
                               Annuity Trust





     CUSIP No.   582266 10 2           13D                          Page 13


         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

       Benjamin I. Lumpkin     Elizabeth A. Lumpkin Holdback           Shared          48,328             0.1
       and Elizabeth L.        Trust under the Richard Anthony
       Celio                   Lumpkin 1993 Grantor Retained
                               Annuity Trust

       Mary Lee Sparks         N/A                                      Sole           196,678            0.3

       Anne R. Whitten         N/A                                      Sole           22,359             0.0

       Barbara L. Federico     N/A                                      Sole           22,360             0.0

       Christina L. Duncan     N/A                                      Sole           22,359             0.0

       John W. Sparks          N/A                                      Sole           22,360             0.0

       Margaret L. Keon        Margaret Lumpkin Keon Trust dated        Sole           508,061            0.8
       (settlor and trustee)      May 13, 1978

       Pamela K. Vitale and    Joseph J. Keon, III Holdback            Shared          16,057             0.0
       Joseph J. Keon III      Trust under Margaret L. Keon 1993
                               Grantor Retained Annuity Trust

       Pamela K. Vitale and    Katherine S. Keon Holdback Trust        Shared          16,057             0.0
       Joseph J. Keon III      under Margaret L. Keon 1993
                               Grantor Retained Annuity Trust

       Pamela K. Vitale        N/A                                      Sole           16,058             0.0

       Liese A. Keon           N/A                                      Sole           16,058             0.0

       Susan T. DeWyngaert     N/A                                      Sole           16,058             0.0

       Margaret Lynley Keon    N/A                                      Sole           16,058             0.0

       Robert J. Currey and    Margaret L. Keon 1990 Personal          Shared          77,337             0.1
       David R. Hodgman           Income Trust for the Benefit
                                  of Joseph John Keon III dated
                                  April 20, 1990

       Robert J. Currey and    Margaret L. Keon 1990 Personal          Shared          77,337             0.1
       David R. Hodgman           Income Trust for the Benefit
                                  of Katherine Stoddert Keon
                                  dated April 20, 1990

       Robert J. Currey and    Margaret L. Keon 1990 Personal          Shared          77,337             0.1
       David R. Hodgman           Income Trust for the Benefit
                                  of Lisa Anne Keon dated
                                  April 20, 1990





     CUSIP No.   582266 10 2           13D                          Page 14


         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

       Robert J. Currey and    Margaret L. Keon 1990 Personal          Shared          77,337             0.1
       David R. Hodgman           Income Trust for the Benefit
                                  of Margaret Lynley Keon dated
                                  April 20, 1990

       Robert J. Currey and    Margaret L. Keon 1990 Personal          Shared          77,337             0.1
       David R. Hodgman           Income Trust for the Benefit
                                  of Pamela Keon Vitale dated
                                  April 20, 1990

       Robert J. Currey and    Margaret L. Keon 1990 Personal          Shared          77,337             0.1
       David R. Hodgman           Income Trust for the Benefit
                                  of Susan Tamara Keon
                                  DeWyngaert dated April 20,
                                  1990

       Robert J. Currey and    Richard Anthony Lumpkin 1990            Shared          734,701            1.2
       David R. Hodgman           Personal Income Trust for the
                                  Benefit of Benjamin Iverson
                                  Lumpkin dated April 20, 1990

       Robert J. Currey and    Richard Anthony Lumpkin 1990            Shared          734,701            1.2
       David R. Hodgman           Personal Income Trust for the
                                  Benefit of Elizabeth Arabella
                                  Lumpkin dated April 20, 1990

       Robert J. Currey and    Mary Lee Sparks 1990 Personal           Shared          154,674            0.2
       David R. Hodgman           Income Trust for the Benefit
                                  of Anne Romayne Sparks dated
                                  April 20, 1990

       Robert J. Currey and    Mary Lee Sparks 1990 Personal           Shared          154,674            0.2
       David R. Hodgman           Income Trust for the Benefit
                                  of Barbara Lee Sparks dated
                                  April 20, 1990

       Robert J. Currey and    Mary Lee Sparks 1990 Personal           Shared          154,674            0.2
       David R. Hodgman           Income Trust for the Benefit
                                  of Christina Louise Sparks
                                  dated April 20, 1990

       Robert J. Currey and    Mary Lee Sparks 1990 Personal           Shared          154,674            0.2
       David R. Hodgman           Income Trust for the Benefit
                                  of John Woodruff Sparks dated
                                  April 20, 1990





     CUSIP No.   582266 10 2           13D                          Page 15


         Reporting Person                                            Voting and       Number of       Percent of
         and Other Former                                           Dispositive       Shares of       Outstanding
         CCI Shareholders                    Trust                     Powers       Common Stock     Common Stock

       Bank One, Texas NA;     Richard Anthony Lumpkin Trust           Shared           1,822             0.0
       Richard A. Lumpkin         under the Trust Agreement
       (power to direct vote      dated February 6, 1970
       and investments)

       Bank One, Texas NA;     Margaret Anne Keon Trust under          Shared          60,619             0.1
       Richard A. Lumpkin         the Trust Agreement dated
       (power to direct vote      February 6, 1970
       and investments)

       Bank One, Texas NA;     Mary Lee Sparks Trust under the         Shared          107,030            0.2
       Richard A. Lumpkin         Trust Agreement dated
       (power to direct vote      February 6, 1970
       and investments)

       The Lumpkin             N/A                                      Sole           219,280            0.3
       Foundation

     The following shares of Common Stock are beneficially owned by Other Principal Shareholders:


                                           Voting and      Number of       Percent of
     Other Principal                      Dispositive      Shares of      Outstanding
       Stockholders           Trust          Powers       Common Stock    Common Stock

     Clark E. McLeod          N/A           Sole and       9,330,734        14.8
     and Mary E. McLeod                      Shared

     IES Inestments, Inc.     N/A             Sole        10,245,457        16.3

     MHC Investment           N/A             Sole         8,068,866        12.8
     Company




    CUSIP No.   582266 10 2           13D                          Page 16


                In addition to the shares of Common Stock held subject to the Stockholders Agreement, the following shares were transferred after October 24, 1998 and are not subject to the provisions of the Stockholders Agreement:

                                                                     Voting and       Number of       Percent of
                                                                    Dispositive       Shares of       Outstanding
         Reporting Person                    Trust                     Powers       Common Stock     Common Stock

      Benjamin I. Lumpkin     Benjamin I. Lumpkin 1998 NIM-CRUT         Sole           100,000            0.2
                                       dated October 27, 1998

      Elizabeth L. Celio      Elizabeth L. Celio 1998 NIM-CRUT          Sole           100,000            0.2
                                       dated October 27, 1998

      Joseph J. Keon III      Joseph J. Keon III 1998 CRUT dated        Sole           85,000             0.1
                                       October 27, 1998

      Katherine S. Keon       Katherine S. Keon 1998 CRUT dated         Sole           85,000             0.1
                                       October 27, 1998

      Margaret Lynley Keon    Margaret Lynley Keon 1998 NIM-CRUT        Sole           100,000            0.2
                                       dated October 27, 1998

      Susan K. DeWyngaert     Susan K. DeWyngaert 1998 Spouse           Sole           100,000            0.2
                                       CRUT dated October 27,
                                       1998

      Pamela K. Vitale        Pamela K. Vitale 1998 Spouse CRUT         Sole           100,000            0.2
                                       dated October 27, 1998

      Liese A. Keon           Liese A. Keon 1998 CRUT dated             Sole           200,000            0.3
                                       October 27, 1998

      Barbara S. Federico     Barbara S. Federico 1998 Spouse           Sole           250,000            0.4
                                       CRUT dated October 27,
                                       1998

      Anne S. Whitten         Anne S. Whitten 1998 Spouse               Sole           200,000            0.3
                                       NIM-CRUT dated October 27,
                                       1998

      John W. Sparks          John W. Sparks 1998 Spouse                Sole           75,000             0.1
                                       NIM-CRUT dated October 27,
                                       1998

      John W. Sparks          John W. Sparks 1998 Spouse CRUT           Sole           175,000            0.3
                                       dated October 27, 1998

      Christina S. Duncan     Christina S. Duncan 1998 Spouse           Sole           250,000            0.4
                                       CRUT dated October 27,
                                       1998




   CUSIP No.   582266 10 2           13D                          Page 17


             (b) The number of shares of Common Stock which Richard A. Lumpkin has:

        (i)  sole power to vote or direct the vote                     0

        (ii) shared power to vote or direct the vote           2,266,681

        (iii) sole power to dispose or direct the disposition          0

        (iv) shared power to dispose or direct the disposition 2,266,681

                  The number of shares of Common Stock which Gail
   Gawthrop Lumpkin has:

        (i)  sole power to vote or direct the vote               311,127

        (ii) shared power to vote or direct the vote                   0

        (iii) sole power to dispose or direct the disposition    311,127

        (iv) shared power to dispose or direct the disposition         0

                  The number of shares of Common Stock which Benjamin I. Lumpkin has:

        (i)  sole power to vote or direct the vote               100,000

        (ii) shared power to vote or direct the vote              96,656

        (iii) sole power to dispose or direct the disposition    100,000

        (iv) shared power to dispose or direct the disposition    96,656

                  The number of shares of Common Stock which Elizabeth L. Celio has:

        (i)  sole power to vote or direct the vote               100,000

        (ii) shared power to vote or direct the vote              96,656

        (iii) sole power to dispose or direct the disposition    100,000

        (iv) shared power to dispose or direct the disposition    96,656

             (c)  The Reporting Persons and the other Former CCI
   Shareholders acquired an aggregate of 8,488,596 shares of Common Stock as set forth in the table in Item 5(a) above on September 24, 1997, pursuant to the Merger Agreement.

             Effective December 31, 1997, an aggregate of 282,440 shares of the Common Stock were distributed upon termination of three 1993





   CUSIP No.   582266 10 2           13D                          Page 18


   Grantor Retained Annuity Trusts to certain Former CCI Shareholders as follows:

                                                     Number of
                   Distributing Trust                  Shares                            Distributee

       Richard Anthony Lumpkin 1993 Grantor            48,328      Benjamin I. Lumpkin Holdback Trust under the Richard
       Retained Annuity Trust                                      Anthony Lumpkin 1993 Grantor Retained Annuity Trust

       Richard Anthony Lumpkin 1993 Grantor            48,328      Elizabeth A. Lumpkin Holdback Trust under the Richard
       Retained Annuity Trust                                      Anthony Lumpkin 1993 Grantor Retained Annuity Trust

       Mary Lee Sparks 1993 Grantor Retained           22,359      Anne R. Whitten
       Annuity Trust

       Mary Lee Sparks 1993 Grantor Retained           22,360      Barbara L. Federico
       Annuity Trust

       Mary Lee Sparks 1993 Grantor Retained           22,359      Christina L. Duncan
       Annuity Trust

       Mary Lee Sparks 1993 Grantor Retained           22,360      John W. Sparks
       Annuity Trust

       Margaret L. Keon 1993 Grantor Retained          16,057      Joseph J. Keon, III Holdback Trust under the Margaret
       Annuity Trust                                               L. Keon 1993 Grantor Retained Annuity Trust

       Margaret L. Keon 1993 Grantor Retained          16,057      Katherine S. Keon Holdback Trust under the Margaret L.
       Annuity Trust                                               Keon 1993 Grantor Retained Annuity Trust

       Margaret L. Keon 1993 Grantor Retained          16,058      Pamela K. Vitale
       Annuity Trust

       Margaret L. Keon 1993 Grantor Retained          16,058      Liese A. Keon
       Annuity Trust

       Margaret L. Keon 1993 Grantor Retained          16,058      Susan T. DeWyngaert
       Annuity Trust

       Margaret L. Keon 1993 Grantor Retained          16,058      Margaret Lynley Keon
       Annuity Trust

             On July 23, 1998, 311,127 shares of Common Stock were distributed, from the trust created under the Trust Agreement dated May 13, 1978 f/b/o Richard Anthony Lumpkin, to Gail Gawthrop Lumpkin, a beneficiary of that Trust.

             On September 11, 1998, Richard A. Lumpkin and Christina S. Duncan resigned as trustees under the Trust Agreement dated May 13, 1978 f/b/o Mary Lee Sparks, and Mary Lee Sparks and Steven L. Grissom became the trustees of that trust.





   CUSIP No.   582266 10 2           13D                          Page 19


             On October 27, 1998, an aggregate of 1,820,000 shares of Common Stock were distributed by various trusts created under the Mary Green Gallo Trust Agreement dated December 29, 1989, to individual beneficiaries of the respective trust. Concurrently, also on October 27, 1998, each of such beneficiaries contributed the shares received to one or more newly created charitable remainder unitrusts as follows:

                                                   Number of                                    Trust Receiving
                   Distributing Trust                Shares         Beneficiary                    Contribution

       Trust named for Benjamin Iverson Lumpkin      100,000    Benjamin I. Lumpkin   Benjamin I. Lumpkin 1998 NIM-CRUT
       created under the Mary Green Gallo Trust                                       dated October 27, 1998
       Agreement dated December 29, 1989

       Trust named for Elizabeth Arabella            100,000    Elizabeth L. Celio    Elizabeth L. Celio 1998 NIM-CRUT
       Lumpkin created under the Mary Green                                           dated October 27, 1998
       Gallo Trust Agreement dated December 29,
       1989

       Trust named for Joseph John Keon III           85,000    Joseph J. Keon III    Joseph J. Keon III 1998 CRUT dated
       created under the Mary Green Gallo Trust                                       October 27, 1998
       Agreement dated December 29, 1989

       Trust named for Katherine Stoddert Keon        85,000    Katherine S. Keon     Katherine S. Keon 1998 CRUT dated
       created under the Mary Green Gallo Trust                                       October 27, 1998
       Agreement dated December 29, 1989

       Trust named for Margaret Lynley Keon          100,000    Margaret Lynley       Margaret Lynley Keon 1998 NIM-CRUT
       created under the Mary Green Gallo Trust                 Keon                  dated October 27, 1998
       Agreement dated December 29, 1989

       Trust named for Susan Tamara Keon created     100,000    Susan K. DeWyngaert   Susan K. DeWyngaert 1998 Spouse CRUT
       under the Mary Green Gallo Trust                                               dated October 27, 1998
       Agreement dated December 29, 1989

       Trust named for Pamela Keon Vitale            100,000    Pamela K. Vitale      Pamela K. Vitale 1998 Spouse CRUT
       created under the Mary Green Gallo Trust                                       dated October 27, 1998
       Agreement dated December 29, 1989

       Trust named for Lisa Anne Keon created        200,000    Liese A. Keon         Liese A. Keon 1998 CRUT dated
       under the Mary Green Gallo Trust                                               October 27, 1998
       Agreement dated December 29, 1989

       Trust named for Barbara Lee Sparks            250,000    Barbara S. Federico   Barbara S. Federico 1998 Spouse CRUT
       created under the Mary Green Gallo Trust                                       dated October 27, 1998
       Agreement dated December 29, 1989

       Trust named for Anne Romayne Sparks           200,000    Anne S. Whitten       Anne S. Whitten 1998 Spouse NIM-CRUT
       created under the Mary Green Gallo Trust                                       dated October 27, 1998
       Agreement dated December 29, 1989





     CUSIP No.   582266 10 2           13D                          Page 20


                                                    Number of                                    Trust Receiving
                   Distributing Trust                Shares         Beneficiary                    Contribution

       Trust named for John Woodruff Sparks           75,000    John W. Sparks        John W. Sparks 1998 Spouse NIM-CRUT
       created under the Mary Green Gallo Trust                                       dated October 27, 1998
       Agreement dated December 29, 1989

       Trust named for John Woodruff Sparks          175,000    John W. Sparks        John W. Sparks 1998 Spouse CRUT
       created under the Mary Green Gallo Trust                                       dated October 27, 1998
       Agreement dated December 29, 1989

       Trust named for Christina Louise Sparks       250,000    Christina S. Duncan   Christina S. Duncan 1998 Spouse CRUT
       created under the Mary Green Gallo Trust                                       dated October 27, 1998
       Agreement dated December 29, 1989

             Except for these transactions, none of the Reporting Persons or to their knowledge any of the other Former CCI Shareholders has effected any transaction in the Common Stock during the past 60 days. The Reporting Persons have no information as to whether any of the other Principal Stockholders has effected any other transactions in the Common Stock during the past 60 days.

             (d)  Not applicable.

             (e)  Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

             Each of the Reporting Persons and the other Principal Stockholders and the Company have, with respect to the respective shares of capital stock of the Company owned by each such Principal Stockholder (exclusive of shares transferred to such stockholder after September 24, 1998), entered into the Stockholders Agreement, effective September 24, 1997. Pursuant to the Stockholders Agreement, each of the distributees of shares from a 1993 Grantor Retained
   Annuity Trust (as described in Item 5(c) above) and Gail Gawthrop
   Lumpkin have agreed, as a condition to the transfer of the shares, to be bound by the terms of the Stockholders Agreement. The Stockholders Agreement provides that each Principal Stockholder, for so long as such Principal Stockholder owns at least 10% (treating Richard A.
   Lumpkin and the Former CCI Shareholders as a single Principal
   Stockholder for this purpose) of the outstanding capital stock of the Company (but in no event longer than three years), shall vote such Principal Stockholder's stock and take all action within its power to:
   (i) establish the size of the Board of Directors of the Company at up to eleven directors; (ii) cause to be elected to the Board of Directors of the Company one director designated by IES (for so long as IES owns at least 10% of the outstanding capital stock of the Company); (iii) cause to be elected to the Board of Directors of the





   CUSIP No.   582266 10 2           13D                          Page 21


   Company one director designated by MHC (for so long as MHC owns at least 10% of the outstanding capital stock of the Company); (iv) cause Richard A. Lumpkin to be elected to the Board of Directors of the Company (for so long as Mr. Lumpkin and the Former CCI Shareholders collectively own at least 10% of the outstanding capital stock of the Company); (v) cause to be elected to the Board of Directors of the Company three directors who are executive officers of the Company designated by Clark E. McLeod (for so long as Clark E. McLeod and
   Mary E. McLeod own at least 10% of the outstanding capital stock of the Company); and (vi) cause to be elected to the Board of Directors of the Company four non-employee directors nominated by the Board of Directors of the Company.

             The Stockholders Agreement also provides that, for a period which ended September 24, 1998, subject to certain exceptions, the Reporting Persons who are party to that Agreement (and all other Principal Stockholders) would not sell or otherwise dispose of any equity securities of the Company without the consent of the Board of Directors of the Company.

             The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement which was filed as an exhibit to the original filing of this Schedule and is incorporated herein by reference.

   Item 7.   Materials to be Filed as Exhibits.

        1. Stockholders Agreement dated as of June 14, 1997, among the Company, the Reporting Persons and the other Former CCI Shareholders, IES, Midwest Capital Group, Inc., MHC, Clark E. McLeod and Mary E. McLeod, together with Amendment No. 1 to Stockholders' Agreement dated as of September 19, 1997. (Incorporated by reference to the Exhibit of the same number to the original Schedule 13D, filed October 6, 1997.)

        2. Power of Attorney, dated July 14, 1997, by Benjamin I. Lumpkin. (Incorporated by reference to the Exhibit of the same number to the original Schedule 13D, filed October 6, 1997.)

        3.   Joint Filing Agreement set forth below.


                           JOINT FILING AGREEMENT

             By signing this Schedule 13D/A below, each of the Reporting Persons agrees pursuant to Rule 13d-1(f) that this Amendment to
   Schedule 13D is filed on behalf of each Reporting Person.





   CUSIP No.   582266 10 2           13D                          Page 22


                                 SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             Date:     October 30, 1998





                                 Richard A. Lumpkin




                                 Gail Gawthrop Lumpkin




                                 Benjamin I. Lumpkin




                                 Elizabeth L. Celio





   CUSIP No.   582266 10 2           13D                          Page 23


                                 SCHEDULE A

             The following information sets forth the name, business or residence address and present principal occupation of each of the Reporting Persons and other Former CCI Shareholders and includes each of the directors and executive officers of The Lumpkin Foundation (the "Foundation"). Except as set forth in Item 5 of this Schedule 13D, none of the directors or executive officers of the Foundation is the beneficial owner of any Common Stock of the Company.

             Name                             Occupation                            Address

       Robert J. Currey                    President of 21st Century           World Trade Center - Chicago
                                                                               350 North Orleans, Suite 600
                                                                               Chicago, Illinois 60654

       Susan T. DeWyngaert                 Physician                           335 South 7th Street
                                                                               Philadelphia, Pennsylvania 19106
       Christina L. Duncan                 Homemaker; (Director of the         194 North Bald Hill Road
       (aka Christina Sparks Duncan)       Foundation)                         New Canaan, Connecticut 06840

       Barbara L. Federico                 Homemaker                           4840 Ashville Bay Road
       (aka Barbara Sparks Federico)                                           Ashville, New York 14710

       David R. Hodgman                    Attorney                            Schiff Hardin & Waite
                                                                               7300 Sears Tower
                                                                               Chicago, Illinois 60606

       Joseph J. Keon III                  Owner of Parissound                 c/o Keon Associates
                                           Communications, Author/             16 Miller Avenue, Suite 203
                                           Filmmaker                           Mill Valley, California  94941
       Katherine S. Keon                                                       2290 Francisco St., Apt. #202
                                                                               San Francisco, California 94123

       Liese A. Keon                       Management Consultant               2868 South Lakeridge Trail
                                                                               Boulder, Colorado 80302

       Margaret L. Keon                    Owner of Keon Associates, Career    c/o Keon Associates
                                           Consultant; (Director and Vice      16 Miller Avenue, Suite 203
                                           President of the Foundation)        Mill Valley, California  94941

       Margaret Lynley Keon                Investment Banker                   56 Bourne St.
                                                                               London, England SW1W8JD
       Benjamin I. Lumpkin                 Graduate Student                    1316 West Howard St., #1
                                                                               Chicago, Illinois  60626

       Elizabeth L. Celio (aka             Graduate Student; (Director of      815 Columbian
       Elizabeth A. Lumpkin)               the Foundation)                     Oak Park, Illinois 60302





     CUSIP No.   582266 10 2           13D                          Page 24


             Name                             Occupation                            Address

       Richard A. Lumpkin                  Chief Executive Officer of          Illinois Consolidated
                                           Illinois Consolidated Telephone        Telephone Company
                                           Company; Vice Chairman of           121 South 17th Street
                                           McLeodUSA Incorporated (Director    Mattoon, Illinois  61938
                                           and Treasurer of the Foundation)

       John W. Sparks                      Owner of Knave of All Trades,       229 Saavedra, S.W.
                                           Cabinet Maker/Construction          Albuquerque, New Mexico 87105
       Mary Lee Sparks                     Homemaker; (Director and            2438 Campbell Road, N.W.
                                           President of the Foundation)        Albuquerque, New Mexico 87104

       Pamela Keon Vitale                  Keon Associates, Career             c/o Keon Associates
                                           Consultant; (Director of the        16 Miller Avenue, Suite 203
                                           Foundation)                         Mill Valley, California  94941

       Anne R. Whitten                     Homemaker                           38 Goodhue Road
       (aka Anne Sparks Whitten)                                               Windham, New Hampshire 03087